United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia, Adrian Dominican Sisters Portfolio Advisory Board, American Baptist Home Mission Society, Congregation of Benedictine Sisters, Boerne, Texas, Congregation of Divine Providence- San Antonio, Texas, Congregation of the Sisters of St. Joseph of Chestnut Hill, Philadelphia, Daughters of Charity, Province of St. Louise, Domestic and Foreign Missionary Society of the Episcopal Church, Dominican Sisters of San Rafael, CA (Congregation of the Most Holy Name), Dominican Sisters of Springfield Illinois, Park Foundation, Providence Trust, School Sisters of Notre Dame Central Pacific Province, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of St. Francis Charitable Trust, Sisters of St. Joseph of Orange, Sisters of the Holy Names of Jesus and Mary, and Sisters of the Humility of Mary, OH.

Address of persons relying on exemption: Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014 and Tri-State Coalition for Responsible Investment, 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Francis of Philadelphia and American Baptist Home Mission Society, and 16 co-filers urge you to vote FOR Item 4, the Shareholder Proposal to Report on the Human Right to Water at the Chevron Corporation Annual Meeting on May 29, 2019.

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Summary of the Resolution

This resolution asks for a report on Chevron’s due diligence process to identify and address risks related to the Human Right to Water throughout its operations. The report requested would include impacts from Chevron’s business activities on the human right to water, Chevron’s approach to stakeholder consultation, and how Chevron tracks effectiveness of measures to assess, prevent, mitigate, and remedy adverse impacts on the human right to water.

Support for this Resolution is warranted because:

1.	Chevron has a responsibility to identify, prevent, mitigate and account for the actual and potential impacts of its business on the human right to water,
2.	Failure to conduct effective due diligence on the human right to water has had negative financial and reputational impacts on Chevron,
3.	Chevron’s existing policies, processes, and disclosure fail to meet the responsibilities related to the human right to water, and
4.	Chevron’s business activities have had adverse impacts on the human right to water.

Arguments in Favor of the Resolution on the Human Right to Water

(1)	Chevron has a responsibility to identify and mitigate the actual and potential impacts of their business on the human right to water.

Chevron has a responsibility to identify, assess and address the real and potential adverse human rights impacts of its business. Unanimously adopted by the United Nations (UN) Human Rights Council in 2011, the UN Guiding Principles on Business and Human Rights (UNGPs) constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights.1  The UNGPs require all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships. The framework calls for businesses to avoid causing or contributing to human rights abuses throughout their operations, and to address negative impacts when they occur.

Chevron has operations in over 100 countries, many of which have existing water stress and water pollution risks. The human right to water, recognized by the UN General Assembly in 2010, entitles everyone to sufficient, safe, acceptable, and physically accessible and affordable water for personal and domestic use and “is indispensable for leading a life in human dignity.”2 The human right to water is not only about efficient use of water to mitigate water scarcity, but is also about ensuring water has not been polluted. The human right to water is aligned with the United Nations Sustainable Development Goals (SDGs), which include targets to increase efficient water use and reduce pollution to address water scarcity and improve water quality.3

While Chevron took a first step to meet its human rights responsibilities by adopting a human rights policy in 2009, to effectively respect human rights Chevron should embed their policy throughout their operations by exercising Human Rights Due Diligence (HRDD). Key components of HRDD include assessing the real and potential impacts of the business on human rights, integrating and acting on findings of their risk and impact assessments, tracking responses, and disclosing how impacts are addressed.

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Not only does Chevron fail to meet the standards to respect human rights in the UNGPs, it fails to live up to its own policy commitments. Chevron should prioritize actions to address its salient human rights risks, where the risks to people from its business are greatest. Water is a salient human rights issue for an oil and gas company like Chevron, which is not only water dependent, but its core operations may cause or contribute to adverse impacts on the right to water for employees, stakeholders, consumers, and communities surrounding Chevron operations, as described in Section 4 below.

(2) Failure to conduct effective due diligence on the human right to water has had negative financial and reputational impacts on Chevron.

The Human Right to Water is both a material and salient risk to Chevron; there is strong convergence between the areas of greatest risks to people’s human rights and risk to the business. The Sustainability Accounting Standards Board (SASB) identifies human rights, community relations, and water and wastewater management as key issues likely to be material for industries in the oil and gas sector.4 As Chevron actively expands its footprint in the Permian Basin, which is facing serious water stress and rising costs associated with water management that could impact the ability to carry out operations, more robust management of water risks is appropriate.5

Chevron has a history of fines from violating clean water standards. Chevron has not significantly changed its policies and practices to demonstrate that the risks that led to these fines have been addressed. These incidents stem from falsely labeling wastewater, dumping polluted water into basins, and violating wastewater permits. A non-exhaustive sampling of fines or controversies associated with water pollution that indicate there is an outstanding financial and social risk in Chevron’s business:

●	Chevron paid $384,000 in reparations to Salt Lake City, Utah in 2013 after inspectors found Chevron had exceeded legal pollution levels. A 2018 study found that from 2016 to 2017, Chevron’s Salt Lake City refinery violated the Clean Water Act five times.[6] The polluted water was drained to the Great Salt Lake.

●	Chevron reached a settlement in Brazil to pay $135 million in compensation for a 155,000 gallon oil spill off the coast of Rio de Janeiro in 2011.[7] Chevron was forced to close off its Frade field well and deactivate its drilling platform, jeopardizing $2.5 billion in Brazilian oil venture investments.[8]

●	In the past two years, Chevron was fined $48,000 for hazardous waste violations at its Kapolei, HI refinery[9] and $65,000 for a 5,000-gallon oil spill that contaminated drinking water in West Colorado.[10]

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There is a financial cost to Chevron associated with the controversy over pollution and social license to operate. Given that several of Chevron’s refineries are in densely populated areas, often near low-income communities and in coastal regions increasingly impacted by climate change and storm risks, Chevron should establish systems to address the human right to water and mitigate risks to neighboring communities and regional water resources. In multiple incidents, Chevron’s explorations and operations have been halted and completely shut down by community opposition and concern over polluted drinking water, demonstrating that effective stakeholder engagement and maintenance of positive and constructive relationships with communities are relevant and material to Chevron’s business.

●	In 2013, a 400-day protest stopped shale exploration in Poland, with community members citing concerns about contaminated drinking water from Chevron’s earlier seismic testing.[11]

●	Community members and religious leaders forced Chevron to withdraw its project in Romania in 2013 due to concerns over water quality, where pollution of the Danube Delta could risk safety of drinking water for millions.[12]

●	Chevron was forced to withdraw from building a port and chemical storage plant in the Gulf of Thailand in 2013 after five years of opposition from local fishermen concerned about risks to their livelihoods and sensitive ecosystems. Chevron engaged in lengthy and expensive disputes with Thai government entities, and Chevron’s assessment of risk to marine resources and human health from their chemical storage plant were rejected seven times by the Office of Natural Resources and Environmental Policy and Planning (ONEP) before being accepted.[13]

●	Chevron is currently facing opposition in Nigeria over demands for clean drinking water. The community has just filed a letter with Chevron’s CEO on potable drinking water schemes, citing multiple peaceful protests to Chevron’s operations that will continue and may escalate if there are no efforts to improve access to water.[14]

●	Chevron has legacy pollution incidents, including in Angola[15] and Ecuador, that harm its reputation and indicate poor stakeholder engagement. In Ecuador, Chevron has been engaged in an ongoing lawsuit regarding Texaco (acquired by Chevron in 2001) oil operations polluting the rainforests and rivers in Ecuador. Citizens and indigenous communities cited polluted drinking water, environmental damage, and increased rates of cancer and serious health conditions, and sued Chevron for $27 billion in damages.[16] This controversy mars Chevron’s reputation, and has been featured in popular documentaries such as Crude[17] and The Afectados,[18] which document how water-based communities were devastated by poor management of Chevron’s raw crude and produced water.[19]

Proponents are seeking information about how Chevron assesses its potential impacts on the human right to water and what the associated costs of inadequate management systems are. Constraints on water resources will continue to increase and wastewater must be safely disposed to avoid impinging on the human right to water and causing additional community tension, reputational risk, and project delays and disruptions.

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(3) Chevron’s disclosure does not demonstrate the existence of effective policies and practices to fulfill its responsibilities related to the Human Right to Water.

To meet its human rights responsibilities, Chevron should identify, assess, address and disclose its human rights due diligence for the actual and potential impacts on its salient human rights issues, which should include the human right to water. Chevron does not: participate in the CDP Water Questionnaire, disclose relevant data on water use, disclose information on how it implements its water risk management, nor on the impact or effectiveness of any of the assessments or processes which are referenced in the Statement of Opposition to this resolution, which Chevron presented as responsive to the Proponents’ request. Chevron does not align its reporting with the UNGP Reporting Framework,20 which would allow stakeholders and investors to understand the effectiveness of its practices on the Human Right to Water or compare its performance to peers. In the Corporate Human Rights Benchmark (CHRB), Chevron scored a 28.8 out of 100, getting 0 points on relevant indicators including: respecting the right to water, action to prevent water and sanitation risks, and water targets considering local factors.21

The CEO Water Mandate identifies the elements for effective disclosure on the Human Right to Water, which would include quantitative and qualitative information on: Policy Commitment, Risk Assessment, Mitigation and Prevention, Stakeholder Engagement, and Remedy.22 Chevron’s existing disclosure and management systems fall short on each of these areas:

➢	Commitment: Chevron does not have a clear policy or commitment on the Human Right to Water, does not identify water as a salient human rights issue for the company,[23] and it does not identify water as a human right.

➢	Risk Assessment: Chevron does not publicly disclose data for water risks or amounts withdrawn, recycled, and consumed based on geographical location. Meaningful disclosure of risk assessment should include freshwater and non-freshwater withdrawal by region; impact of said withdrawals on water quality, quantity, competition, sociopolitical risks, communities, and the environment; and analysis based on use of water tools. Instead, Chevron only discloses total freshwater withdrawn, freshwater consumed, and non-freshwater withdrawn. It provides location specific information in only one instance - the percentage of brackish water withdrawn from the Permian Basin. Chevron peer Apache, in contrast, discloses water use by source, region, and areas of water scarcity.

➢	Prevention and Mitigation: In its Statement of Opposition, Chevron lists its management systems for water, including the Operational Excellence Management System (OEMS), Environmental Stewardship (ES), Environmental, Social and Health Impact Assessment (ESHIA), and Environmental Performance Standard (EPS),[24] but there is no disclosure on how Chevron’s approach to water is operationalized, how it influences business decisions, what the results are, and whether it effectively reduces negative impacts of Chevron’s business on the Human Right to Water. It should disclose how these processes are executed and used to address water risks, and results from routine evaluations of the company’s risk prevention and mitigation performance. Instead of location specific information or trend data demonstrating efforts to prevent or mitigate harm have been effective, Chevron discloses only the total, annual levels of oil discharged to surface water. This leaves shareholders unable to assess – either in specific regions or high risk areas - whether its water management systems are effective at actually reducing the amount of oil that is discharged to surface water.

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While Chevron references that it creates Water Resource Management Plans in areas identified as high risk, it does not disclose any information on mitigation or the impact of these plans. Further, it does not describe the effectiveness of its systems or how they address water impacts: for example, it discloses the number of people trained on human rights, but does not include the content of the training or how behavior or performance was improved as a result of training.

➢	Stakeholder Engagement: Chevron has a responsibility to meaningfully engage with its stakeholders and affected communities about community concerns around the impact of Chevron’s business activities on the human right to water, and to disclose information to enable stakeholders to assess effectiveness.[25] Engagement should include: broad representation, including credible representatives of the affected rights-holders, government and local authorities, human rights experts, and vulnerable groups, such as women or indigenous communities. Stakeholders should have the right to free, prior and informed consent, and should have the opportunity to provide ongoing input on all stages of operations. Chevron should disclose analysis of trends and patterns in feedback or complaints received to identify and address systematic problems in business operations. While Chevron indicates it has a Stakeholder Engagement process, it does not disclose any information about the effectiveness of stakeholder engagement, the groups consulted, how engagement occurs around water, and how the inputs from that engagement are integrated into its project planning to reduce potential harm.[26]

➢	Remedy: Chevron must acknowledge its responsibility for abuses of the human right to water and provide remedy where people have been harmed. This should give impacted rights holders an avenue to raise a complaint on an ongoing basis at the project and corporate level. Remedy should be consistent with the effectiveness criteria of the UNGPs (Principle 31), and include time-sensitive restitution, rehabilitation, financial or non-financial compensation, and guarantees of non-repetition. While Chevron indicates it introduced Grievance Mechanism Guidance in 2016, there is no disclosure on how effectively the system works, whether stakeholders have access and do use it, how remedy is provided, and if negative impacts related to water, or other human rights, have been reduced.

Chevron’s systems currently fall short of meeting its responsibilities to implement human rights due diligence on the human right to water.

(4) Chevron’s business activities adversely impact the human right to water.

Chevron is the second largest oil and gas company in the United States, operating on over 2 million acres of land in the Permian Basin alone, with net income of over $9 billion in 2017,27 and will expand even further with the acquisition of Anadarko.28 Oil and gas production is water intensive, with operations in areas where water is scarce. Byproducts of oil production and water use are often injected into wells as wastewater or transported for disposal, or treatment and recycling.29 Chevron’s business activities may have actual and potential adverse impacts on all prongs of the human right to water, which calls for sufficient, safe, acceptable, physically accessible, and affordable water for personal and domestic use.

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➢	Sufficient: The UN mandates that people have access to enough water for drinking, personal sanitation, washing of clothes, food preparation, and personal or household hygiene. Chevron’s steep extraction of freshwater - 75 million cubic meters disclosed in 2017 - may deplete regional water sources and exacerbate water scarcity. Location specific information on Chevron’s water use and management would help to contextualize this quantity against potential water acquisition risks.

➢	Safe & acceptable: Water must be free from microorganisms, chemical substances, and radiological hazards that constitute a threat to a person’s health. It should also be of an acceptable color, odor and taste. Wastewater from Chevron’s fracking operations can contain massive amounts of brine, toxic metals, and radioactivity that pose serious risks to human health if leached into groundwater, streams, or rivers. Crude oil and petroleum spills from Chevron’s business operations may create water pollution with serious health consequences as well - Chevron reported 59 spills in 2017 to the amount of 3,400 barrels of petroleum.[30]

➢	Physically accessible: Everyone has the right to water that is within or in the immediate vicinity of households, schools, workplaces, and health institutions. This responsibility does not require Chevron to provide water that is physically accessible, but a responsibility not to interfere with accessibility. Chevron’s water extraction may fuel competition with communities near business operations.

➢	Affordable: Water and water services must be affordable for all. Water scarcity and competition that Chevron may contribute to through extensive freshwater extraction in areas of water stress could drive up water prices for community members.

Exploring for, processing, refining, and transporting crude oil, petroleum, and natural gas require extracting high levels of freshwater from local water sources that may already be strained from community use or drought. Roughly one third of Chevron’s upstream operations already sit in areas of medium to high risk of water stress.31 This exposes Chevron to the risk of contributing to civil conflict, low crop yields, and economic instability that result from water scarcity and competition. For example, in Nigeria, where Chevron is one of the largest oil producers and investors, over 1,500 people died in water-related conflicts in 2018.32

Climate change exacerbates potential water risk and Chevron must consider how these risks may intersect with its business. As average temperatures across the globe continue to rise, water scarcity becomes more widespread, and competition for resources becomes more frequent and potentially violent. In Indonesia, where Chevron is one of the largest producers of crude oil, water stress has exposed millions of people to failed harvests and clean-water shortages. Increasingly severe droughts devastate crop production, leading to food shortages and economic instability.

Furthermore, Chevron must effectively manage its wastewater and prevent spills or accidents that put regional water quality at risk. Past practice indicates there are gaps in Chevron’s current systems. Exploring for, developing, and producing crude oil and natural gas create waste byproducts that may have severe negative impacts on water quality across the globe. For example, hydraulic fracturing used to explore for and produce natural gas and oil creates high volumes of produced water which may contain oil residues, drilling fluids, fracking chemicals, and contaminants from rock. Stored produced water may leak into groundwater and pollute drinking water in neighboring communities. Chevron’s downstream operations, which include refining crude oil into petroleum products, create considerable wastewater that may pollute drinking water if handled improperly. Toxic pollutants like benzene, cyanide, thiols, and ammonia can be found in these wastewater streams, posing a serious threat to human health.33

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Unexpected incidents and spills that contaminate water resources may also interfere with access to acceptable quality water. Spills and leaks from pipelines, marine vessels, motor equipment, and rail cars that Chevron uses to transport its products may contaminate groundwater, ocean coastlines, or waterways. With over 60 loss of containment events in 2017, which are often major sources of water or groundwater impacts and risks to communities, and no decline in “Tier 1” events, Proponents are concerned that Chevron is not adequately managing its risks related to water pollution.34 In the past, Chevron oil spills have led to serious violations of the human right to water in the United States,35 Ecuador,36 Brazil,37 Angola,38 and Nigeria.39 In 2017, Chevron was responsible for spilling 3,400 barrels of petroleum throughout its operations.40

Conclusion

Chevron has a consistent track record of failing to meet its responsibility to respect the human right to water that have led to increasing financial and reputational harm. Repeated incidents of fines, lawsuits, and community opposition demonstrate that Chevron has not been effectively managing these risks, amid increasing pressure around water scarcity. Therefore, Chevron would benefit from the actions requested in the proposal.

Shareholders are encouraged to vote in favor of Item 4, Report on the Human Right to Water at Chevron.

For questions regarding Proposal 4 at Chevron on Report on Human Right to Water please contact: Sister Nora Nash, Sisters of St. Francis of Philadelphia nnash@osfphila.org or 610-558-7661 or Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

2 https://www.un.org/waterforlifedecade/human_right_to_water.shtml

3 https://sustainabledevelopment.un.org/sdgs, Goal #6, Clean Water and Sanitation.

4 https://materiality.sasb.org/

5 Wood Mackenzie, Permian produced water: slowly extinguishing a roaring basin? (June 2018), https://www.woodmac.com/press-releases/permian-produced-water/

6 https://frontiergroup.org/sites/default/files/reports/EA_TroubledWaters_scrn_0.pdf

7 https://www.reuters.com/article/us-brazil-chevron-lawsuit/brazil-judge-dismisses-case-against-chevron-transocean-idUSBRE9900PR20131001

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8 https://www.forbes.com/sites/kenrapoza/2012/03/20/chevron-becomes-the-bp-of-brazil/#5b0cdb0a4697

9 https://www.denverpost.com/2017/11/01/colorado-regulators-fine-chevron-pipeline-spill/ http://www.staradvertiser.com/2018/09/27/breaking-news/chevron-to-pay-48k-penalty-for-hazardous-waste-violations-in-kapolei/

10 https://www.denverpost.com/2017/11/01/colorado-regulators-fine-chevron-pipeline-spill/

11 https://ejatlas.org/conflict/protests-against-chevron-in-poland

12 https://www.theguardian.com/environment/2013/oct/21/chevron-shale-gas-exploration-omanian-pungesti

13 https://ejatlas.org/conflict/chevron-port-project-at-the-gulf-of-thailand

14 https://www.vanguardngr.com/2019/01/ijaw-community-begs-chevron-for-electricity-water/

15 https://www.reuters.com/article/us-angola-oil-chevron/angolan-fishermen-accuse-chevron-of-oil-spill-demand-compensation-idUSKCN0RT29A20150929

16 https://www.business-humanrights.org/en/texacochevron-lawsuits-re-ecuador. The case is currently in international arbitration, where Chevron’s responsibility for the pollution was affirmed and the damages are currently being considered.

17 https://www.imdb.com/title/tt1326204/

18 https://www.youtube.com/watch?v=FK0Q452NkFQ

19 https://www.circleofblue.org/2010/world/qa-crude-director-joe-berlingers-take-on-chevron-in-the-ecuadorian-amazon/

20 https://www.ungpreporting.org/wp-content/uploads/UNGPReportingFramework_2017.pdf

21 https://www.corporatebenchmark.org/sites/default/files/2018-11/Chevron%20Corporation%20CHRB%202018%20Results%20on%2020181026%20at%20171342.pdf

22 Guidance for Companies on Respecting the Human Rights to Water and Sanitation (CEO Water Mandate Guidance) https://ceowatermandate.org/wp-content/uploads/2018/09/Guidance-on-Business-Respect-for-the-HRWS_(1).pdf.

23 Instead, Chevron identifies its salient issues as security providers, communities, suppliers, and employers.

24 https://www.chevron.com/corporate-responsibility/environment/water

25 CEO Water Mandate Guidance at 27.

26https://www.globalcompact.de/wAssets/docs/Menschenrechte/Publikationen/stakeholder_engagement_in_humanrights_due_diligence.pdf

27 https://www.chevron.com/projects/permian

28 https://www.chevron.com/stories/chevron-announces-agreement-to-acquire-anadarko

29http://www.latimes.com/nation/la-na-new-mexico-permian-basin-20180325-story.html

30 https://www.chevron.com/-/media/shared-media/documents/2017-corporate-responsibility-report.pdf

31 2018 CDP Beyond the Cycle Report: https://www.cdp.net/en/investor/sector-research/oil-and-gas-report

32 https://www.circleofblue.org/2019/world/whats-up-with-water-water-stress-and-conflict-in-nigeria-and-more/

33 https://www.e-education.psu.edu/fsc432/content/wastewater-treatment

34 https://chevroncorp.gcs-web.com/static-files/c3815b42-4deb-4604-8c51-bde9026f6e45

35 https://www.deseretnews.com/article/700039797/Oil-spill-in-Red-Butte-Creek-threatens-waters-wildlife.html

36 https://amazonwatch.org/work/chevron

37 https://www.huffingtonpost.com/2012/03/28/chevron-oil-spill-brazil-lawsuit_n_1385437.html

38 https://corpwatch.org/article/angolan-fishing-community-asks-chevron-oil-spill-compensation

39 https://www.vanguardngr.com/2018/11/delta-communities-protest-oil-spillage-2/

40 https://www.statista.com/statistics/535951/volume-of-spills-and-recovered-petroleum-of-chevron/

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